SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

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                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
                   -------------------------------------------
                            (Name of Subject Company)

                   Wilder Richman Historic Properties II, L.P.
                   -------------------------------------------
                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)

                                      None
                                      ----
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                  Gina K. Dodge
                 c/o Wilder Richman Historic Properties II, L.P.
                        599 West Putnam Avenue, 3rd Floor
                               Greenwich, CT 06830
                   (203) 869-0900 (Name, Address and Telephone
                                Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                          ----------------------------

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Item 1.  Subject Company Information.

            The name of the subject company is Wilder Richman Historic Properties II, L.P., a Delaware limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is c/o Wilder Richman Historic Corporation, 599 W. Putnam Avenue, Greenwich, CT 06830. The telephone number of the principal executive offices of the Partnership is (203) 869-0900. The general partner of the Partnership (the "General Partner") is Wilder Richman Historic Corporation.

            The title of the class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the units of limited partnership interest of the Partnership (the "Units"). As of February 28, 2003, there were 800 Units issued and outstanding.

Item 2.  Identity and Background of Filing Person.

            The Partnership is the filing person. The name, business address and business telephone number of the Partnership are set forth in Item 1 above.

            This Statement relates to the tender offer (the "Offer") by Millenium Management, LLC (the "Purchaser"), to purchase up to 80 of the outstanding Units at a purchase price of $9,200 per Unit (the "Offer Price"), without interest, less the amount of any cash distributions declared or paid with respect to the Units between June 3, 2003 (the "Offer Date") and July 2, 2003 or such other date to which the Offer may be extended, upon the terms and subject to the conditions set forth in an Offer to Purchase dated June 3, 2003 (the "Offer to Purchase") and the related Agreement of Transfer and Letter of Transmittal (which collectively constitute the "Offer Documents").

            The Offer Documents indicate that the principal business address of the Purchaser is 155 North Lake Avenue, Suite 1000, Pasadena, CA 91101.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements.

            The Partnership is a limited partnership and has no executive officers or directors. There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Partnership, the General Partner (including the officers and directors of the General Partner) or any other affiliates of the Partnership on the other, except to the extent noted in
Item 4 below, in Item 13 of the Partnership's Annual Report on Form 10-K (including the Financial Statements and notes thereto filed therewith) with respect to the fiscal year ended February 28, 2002, which is incorporated by reference as Exhibit 99.2 to this Schedule 14D-9, and in the section titled "Potential Conflicts of Interest" of the Partnership's Preliminary Proxy Statement on Schedule 14A (the "Proxy Materials"), which is incorporated by reference as Exhibit 99.3 to this Schedule 14D-9.

            There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Purchaser, its executive officers, directors or affiliates on the other, except that an affiliate of the Purchaser, Everest Management, LLC, owns 31 Units of the Partnership.


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Item 4.  The Solicitation or Recommendation.

            This Statement relates to the recommendation by the Partnership with respect to the Offer. A letter to the holders of Units (the "Unit Holders") communicating the Partnership's views is filed as an exhibit hereto and is incorporated herein by reference.

            For the reasons set forth below and in the letter to Unit Holders, the Partnership and the General Partner are making no recommendation as to whether the Unit Holders should tender their Units in response to the Offer.

            In considering whether to tender Units, the Partnership believes that Unit Holders should carefully consider all of the surrounding circumstances and available information, including the considerations noted below.

            Possible Sale of the Property

            Through the ownership of interests in three operating limited partnerships, the Partnership is the indirect owner of the 433-unit apartment complex in Jersey City, New Jersey, known as Dixon Mill (the "Property"). In August 2002, on behalf of the Partnership, a national brokerage and marketing firm to privately solicit offers to purchase the Property resulting in two initial non-binding offers. The offers, which are subject to due diligence, were $32.9 and $33 million. A sale of the Property would require the consent of a majority in interest of the Unit Holders under the terms of the partnership agreement of the Partnership. Accordingly, on May 2, 2003, the Partnership filed with the SEC preliminary proxy materials (the "Proxy Materials"). The Proxy Materials allow Unit Holders to vote for or against the sale of the Property. For the reasons explained in the Proxy Materials, the General Partner makes no recommendation on how Unit Holders should vote.

            The General Partner currently estimates that a sale at the highest offered price of $33 million would result in net proceeds to the Unit Holders of approximately $13,000 per Unit depending on the cash reserves on hand at the time of distribution. This amount includes distributions from cash on hand from operation of the Property, so that the actual amount of any distribution would depend on the Partnership's cash at that time. To allow for potential reductions in the offered sales prices following due diligence, the General Partner is asking Unit Holders to vote whether or not to authorize the sale of the Property at a price that would result in cash to the Unit Holders of at least $9,000 per Unit (the "Minimum Sale Price").

            Even if approved by Unit Holders, there can be no assurance that the Property will be sold, the timing of such sale, if it occurs, or the sale price. In particular, a purchaser could offer a price that would result in a cash distribution that is lower than $9,000 per Unit in which case the General Partner would not be authorized to proceed with a sale, even if a sale were approved by Unit Holders.




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            Price

            If a Unit Holder does not tender its Units, and if a sale is consented to by Unit Holders and completed, the Unit Holder would receive cash estimated at between $9,000 to $13,000 per Unit. While the Minimum Sale Price would be $200 less per Unit than the Offer Price, there is a potential for the sale price to exceed the Offer Price by approximately $3,800 per Unit, depending upon many factors. The factors on which the sale price depends would likely include the results of the purchaser's diligence, conditions in the housing market in which the Property is located, interest rates and other financing costs and general business and economic conditions. Also, the amount of the distribution following a sale would include cash on hand from operations. Accordingly, the size of the distribution would also depend on the amount of cash the Property had generated for the Partnership from operations prior to a sale, which amount is expected to be larger the later in the year a sale were to occur.

            Partnership Distributions

            The Partnership receives cash distributions from the operating limited partnerships in which it is invested, which in turn depend on the operating cash flow of the Property. The Partnership announced (prior to the Offer) that it intends to make a cash distribution in 2003, based on 2002 operations, of $1,325 per Unit. Assuming a Unit were valued at the Offer Price of $9,200, this distribution would represent a 14.4% return on the value of a Unit. The Partnership has not yet determined when it will make this distribution, however it intends to make it before the end of the calendar year unless the Property is sold. If the Property is sold, this amount together with any other cash on hand less funds needed for expenses may be distributed together with the net proceeds of sale. The general partner of the operating limited partnerships has indicated that it intends to make an annual analysis of cash flow performance when considering the amount, if any, of future cash distributions to the Partnership. The general partner of the operating limited partnership estimates that if the level of cash flow for 2003 continues, the distribution for 2003 (payable in 2004) would likely be in the same range as the 2002 distribution (payable in 2003), approximately $1,325 per Unit. If the Property was not sold and that were the case, the Partnership would intend to make a distribution in 2004 in an amount similar to the intended distribution for 2003. However, the Partnership can provide no assurance of the amount or timing of future distributions from operating cash flow.

            A Unit Holder will not receive any distributions from the Partnership for Units tendered in the Offer. If the Partnership were to make the 2003 distribution after Purchaser became the owner of the Units, Purchaser would receive that distribution. If the Partnership were to make the 2003 distribution prior to the time that Purchaser became the owner of the Units, Purchaser has said that it will reduce the per Unit amount of cash paid in the Offer by the per Unit amount of the distribution.

            Proration

            As the Offer is only for a maximum of 10% of the Units, Unit Holders who tender in the Offer would retain a portion of the Units if the Offer is over-subscribed. Unit Holders should therefore be aware that not all Units tendered may be accepted for payment. Unit Holders who do not tender all of their Units, or who tender all of their Units but have only a portion that


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

are accepted for payment, would remain limited partners of the Partnership in respect of the Units or portion of a Unit that they continue to hold.

            Tax Consequences

            All Unit Holders are advised to consult with their own tax advisers concerning the tax consequences of tendering Units in the Offer. Unit Holders should be aware, however, that there could be different tax consequences depending upon whether all or only some of their Units are purchased in the Offer. If a Unit Holder sells only a portion of its Units, the tendering Unit Holder would only be able to utilize suspended losses in the year of the sale to the extent of any gain on sale, as described in the Offer Documents. If a Unit Holder's entire interest is sold, any suspended losses from the Partnership would be deductible from ordinary income (subject to any other applicable limitation). There will be other tax consequences to individual Unit Holders as a result of accepting the Offer or any other tender offer and those tax consequences could vary significantly for each Unit Holder based on such Unit Holder's unique tax situation or other circumstances. Please consult your own tax advisor.

            Reasons for Not Making a Recommendation

            If a unit holder tenders to Millenium at $9,200 per unit in cash now, and the full unit is purchased, the unit holders, while foregoing the potential for a higher purchase price or annual cash distributions from operations, will avoid the risk that the Property may not be sold in the near future or that future annual distributions after 2003 are not made. Also, Unit Holders may have different views over whether to take an assured amount in the Offer of $9,200 per Unit in cash now -- which is $200 higher than the Minimum Sale Price -- or to receive a certain distribution of $1,325 per Unit in 2003 and possible additional distributions, including if the Property is sold. The Partnership and the General Partner believe that Unit Holders should make their own decision on whether to tender based upon their personal investment strategy, their current need for investment liquidity, the degree of risk that they wish to assume regarding the possibility of a sale of the Property, the individual tax consequences of tendering in the Offer or continuing to hold the Units and other relevant personal considerations.

            The Partnership urges all Unit Holders to carefully consider all the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of each offer before deciding whether to tender Units. No independent person has been retained by the Partnership to evaluate or render any opinion with respect to the fairness of the offer price in the Offer.

            Intent to Tender

            To the knowledge of the Partnership, the General Partner and the current and former executive officers, directors and affiliates of the General Partner and the Partnership do not intend to tender pursuant to the Offer any Units beneficially owned by them.



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

Item 5.  Persons/Assets Retained, Employed, Compensated, or Used.

            Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Unit Holders on the Partnership's behalf concerning the Offer.

Item 6.  Interest in Securities of the Subject Company.

            No transactions in the Units have been effected during the past 60 days by the Partnership or the General Partner or, to the knowledge of the Partnership, by any of the current or former executive officers, directors or affiliates of the General Partner or the Partnership.

Item 7.  Purposes of the Transaction and Plans or Proposals.

            The Partnership is not currently involved in any negotiation with the Purchaser with respect to the Offer regarding a tender offer for or other acquisition of securities by or of the Partnership. Other than the disclosure in
Item 4, the Partnership is not engaged in any negotiation in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership; (2) a purchase, sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries; or (3) any material change in the present capitalization or distribution policy of the Partnership.

            Notwithstanding the foregoing, the Partnership has been engaged in plans that could result in a sale of the Property and the Proxy Materials have been filed in this regard. If the Property were sold, the Partnership would distribute the net proceeds of the sale, together with any operating cash on hand, less any funds required to fund expenses of the Partnership, to Unit Holders. See Item 4.

            There are no transactions, agreements in principle or signed contracts entered into by or with the Purchaser in response to the Offer that relate to one or more events referred to in the first paragraph of this Item 7.

Item 8.  Additional Information.

            None.

Item 9.  Exhibits.

            99.1 Form of letter to Unit Holders of the Partnership dated June 16, 2003.

            99.2 The Partnership's Annual Report on Form 10-K, for fiscal year ended February 28, 2002 (filed with the SEC (File No. 000-17793) on July 3, 2002, and incorporated herein by reference).

            99.3 The Partnership's Preliminary Proxy Statement on Schedule 14A (filed with the SEC (File No. 000-17793) on May 2, 2003 and incorporated herein by reference).




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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2003

                                  WILDER RICHMAN HISTORIC
                                  PROPERTIES II, L.P.

                                    By:  Wilder Richman Historic Corporation
                                         General Partner


                                    By:  Richard P. Richman
                                       --------------------------------------
                                         Name:  Richard P. Richman
                                         Title: President



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                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
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99.1              Letter to Unit Holders from the  Partnership  dated June 16,
                  2003.

99.2 The Partnership's Annual Report on Form 10-K, for fiscal year ended February 28, 2002 (filed with the SEC (File No. 000-17793) on July 3, 2002, and incorporated herein by reference).

99.3 The Partnership's Preliminary Proxy Statement on Schedule 14A (filed with the SEC (File No. 000-17793) on May 2, 2003 and incorporated herein by reference).





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